UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39900

26 Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

OfficeEdge Miami

701 Brickell Avenue, Suite 1550

Miami, Florida 33131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-half of one Redeemable Warrant

Shares of Class A Common Stock, par value $0.0001 per share, included as part of the Units

Redeemable Warrants, included as part of the Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, Aequi Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 13, 2023

26 CAPITAL ACQUISITION CORP.

By:	/s/ Jason Ader
Name:	Jason Ader
Title:	Chief Executive Officer